SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

The Wet Seal, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

961840105
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 18 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961840105	SCHEDULE 13D/A	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 850 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 850 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 850 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,535,126 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,535,126 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,535,126 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.85%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 922,031 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 922,031 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 922,031 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.04%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,100,451 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,100,451 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,100,451 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.36%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,100,451 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,100,451 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,100,451 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.36%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D/A	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,699,258 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,699,258 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,699,258 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.41%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,699,258 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,699,258 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,699,258 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.41%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 9 of 18 Pages

This Amendment No. 12 ("Amendment No. 12") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 30, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on September 5, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on September 13, 2012 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on September 17, 2012 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on September 19, 2012 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on September 21, 2012 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D, filed with the SEC on September 27, 2012 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D, filed with the SEC on October 1, 2012 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D, filed with the SEC on October 3, 2012 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D, filed with the SEC on October 5, 2012 ("Amendment No. 9"), Amendment No. 10 to the Original Schedule 13D, filed with the SEC on October 22, 2012 ("Amendment No. 10") and Amendment No. 11 to the Original Schedule 13D, filed with the SEC on February 13, 2013 ("Amendment No. 11" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and this Amendment No. 12, the "Schedule 13D") with respect to the Class A common stock, par value $0.10 per share (the "Class A Common Stock"), of The Wet Seal, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 12 have the meanings set forth in the Schedule 13D. This Amendment No. 12 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a)–(c) of Item 2 are hereby amended and restated in their entirety as follows:
(a) This Schedule 13D is filed by (i) Clinton Spotlight Fund, L.P., a Delaware limited partnership ("Spotlight Fund"); (ii) Clinton Spotlight Master Fund, L.P., a Cayman Islands exempted limited partnership ("SPOT"); (iii) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("Magnolia"); (iv) Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"); (v) Clinton Relational Opportunity, LLC, a Delaware limited liability company, which serves as the investment manager to CREL ("CRO") (vi) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT, Magnolia and CREL (“CGI”); and (vii) George E. Hall, a United States citizen, who serves as Chief Executive Officer of CGI ("Mr. Hall" and together with Spotlight Fund, SPOT, Magnolia, CREL, CRO and CGI, “Clinton”).

(b) The principal business address of Spotlight Fund, CRO, CGI and Mr. Hall is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of SPOT, Magnolia and CREL is c/o Credit Suisse Administration Services (Cayman) Ltd., P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c) The principal business of CRO and CGI is to provide investment management services to private individuals and institutions. The principal business of SPOT, Magnolia and CREL is to invest in securities. The principal business of Spotlight Fund is to serve as a domestic feeder fund for SPOT. The principal business of Mr. Hall is to serve as Chief Executive Officer of CGI.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 10 of 18 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $17,887,000 (including brokerage commissions) in the aggregate to acquire the shares of Class A Common Stock reported herein as beneficially owned.

Funds for the purchase of the Class A Common Stock reported herein as beneficially held by Clinton were derived from (i) available working capital of Spotlight Fund, for the shares of Class A Common Stock held directly by it; (ii) available working capital of SPOT, for the shares of Class A Common Stock held directly by it; (iii) available working capital of Magnolia, for the shares of Class A Common Stock held directly by it; (iv) available working capital of CREL, for the shares of Class A Common Stock held directly by it; and (v) margin borrowings described in the following sentence, for the shares of Class A Common Stock held directly by Spotlight Fund, SPOT, Magnolia and CREL. Such Class A Common Stock is held by Clinton in commingled margin accounts, which may extend margin credit to Clinton from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Class A Common Stock reported herein as beneficially owned by Clinton.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On June 20, 2013, representatives of CGI communicated with members of the board of directors of the Issuer to encourage the Issuer to accelerate its buyback program in light of the weakness in the equity markets generally and the stock price of the Issuer's stock in particular.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) The aggregate number and percentage of shares of Class A Common Stock to which this Schedule 13D relates is 5,699,258 shares of Class A Common Stock, constituting approximately 6.41% of the Issuer’s currently outstanding Class A Common Stock. The aggregate number and percentage of shares of Class A Common Stock reported herein are based upon the 88,976,080 shares of Class A Common Stock outstanding as of May 24, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended May 4, 2013 filed with the Securities and Exchange Commission on May 29, 2013.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 11 of 18 Pages

(i) Spotlight Fund:
(a)	As of the date hereof, Spotlight Fund may be deemed the beneficial owner of 850 shares of Class A Common Stock.
Percentage: Approximately 0.00% as of the date hereof.
	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 850 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 850 shares of Class A Common Stock

(ii) SPOT:
(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 2,535,126 shares of Class A Common Stock.
Percentage: Approximately 2.85% as of the date hereof.
	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 2,535,126 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 2,535,126 shares of Class A Common Stock

(iii) Magnolia:
(a)	As of the date hereof, Magnolia may be deemed the beneficial owner of 922,031 shares of Class A Common Stock.
Percentage: Approximately 1.04% as of the date hereof.
	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 922,031 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 922,031 shares of Class A Common Stock

(iv) CREL:
(a)	As of the date hereof, CREL may be deemed the beneficial owner of 2,100,451 shares of Class A Common Stock.
Percentage: Approximately 2.36% as of the date hereof.
	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 2,100,451 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 2,100,451 shares of Class A Common Stock

CUSIP No. 961840105	SCHEDULE 13D/A	Page 12 of 18 Pages

(v) CRO:
(a)	As of the date hereof, CRO may be deemed the beneficial owner of 2,100,451 shares of Class A Common Stock.
Percentage: Approximately 2.36% as of the date hereof.
	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 2,100,451 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 2,100,451 shares of Class A Common Stock

(vi) CGI:
(a)	As of the date hereof, CGI may be deemed the beneficial owner of 5,699,258 shares of Class A Common Stock.
Percentage: Approximately 6.41% as of the date hereof.
	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 5,699,258 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 5,699,258 shares of Class A Common Stock

(vii) Mr. Hall:
(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 5,699,258 shares of Class A Common Stock.
Percentage: Approximately 6.41% as of the date hereof.
	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 5,699,258 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 5,699,258 shares of Class A Common Stock

(b) By virtue of investment management agreements with Spotlight Fund, SPOT, Magnolia and CREL, its ownership of CRO, and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 140,800 shares of Class A Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 5,699,258 shares of Class A Common Stock beneficially owned by Spotlight Fund, SPOT, Magnolia, CREL and CASF. By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Class A Common Stock as to which CGI has voting power or dispositive power.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 13 of 18 Pages

(c) All transactions in Class A Common Stock effected by the Reporting Persons in the past sixty days are set forth in Schedule B hereto. Unless otherwise indicated, all such transactions were effected in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

Clinton has sold options on 1,438,500 shares of Class A Common Stock with exercise dates ranging from July 20, 2013 to September 21, 2013 and strike prices ranging from $4.75 to $5.00.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 16 to this Schedule 13D and is incorporated by reference herein.

Other than the options and the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
16	Joint Filing Agreement, dated June 25, 2013

CUSIP No. 961840105	SCHEDULE 13D/A	Page 14 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 25, 2013

Clinton Spotlight Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Spotlight Master Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Relational Opportunity Master Fund, L.P.

By:	Clinton Relational Opportunity, LLC, its investment manager

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

CUSIP No. 961840105	SCHEDULE 13D/A	Page 15 of 18 Pages

Clinton Relational Opportunity, LLC

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George E. Hall
George E. Hall

CUSIP No. 961840105	SCHEDULE 13D/A	Page 16 of 18 Pages

Schedule B

The following table sets forth all transactions with respect to the shares of Class A Common Stock effected during the past 60 days by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

Clinton Spotlight Master Fund, L.P.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
4/26/2013	(6,000)	3.1563
4/26/2013	(12,000)	3.1571
4/29/2013	(51,750)	3.1929
4/29/2013	(4,500)	3.1871
5/1/2013	14,000	3.2716
5/1/2013	(14,000)	3.3775
5/6/2013	(750)	3.48
5/7/2013	(20,000)	3.5066
5/7/2013	(1,000)	3.55
5/17/2013	(24,495)	4.1156
5/24/2013	11,250	4.46
5/24/2013	(8,325)	4.4531
5/28/2013	(20,000)	4.5124
5/28/2013	(10,000)	4.7156
5/29/2013	(27,000)	4.8125
5/29/2013	(4,000)	4.8593
5/29/2013	(14,000)	4.8457
5/31/2013	13,500	5.0045
5/31/2013	4,500	4.9905
6/5/2013	44,861	4.8559
6/6/2013	4,500	4.9129
6/6/2013	20,250	4.924
6/7/2013	2,250	4.9898
6/10/2013	(8,597)	5.0901
6/13/2013	2,610	4.9299
6/13/2013	2,250	4.9296
6/13/2013	2,250	4.93
6/14/2013	(22,500)	4.7583
6/21/2013	(250,000)	4.5

Clinton Magnolia Master Fund, Ltd.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
4/26/2013	(4,000)	3.1563
4/26/2013	(5,000)	3.1571
4/29/2013	(17,250)	3.1929
4/29/2013	(1,500)	3.1871
5/1/2013	7,000	3.2716
5/1/2013	(7,000)	3.3775
5/3/2013	15,000	3.4765
5/7/2013	(20,000)	3.5066

CUSIP No. 961840105	SCHEDULE 13D/A	Page 17 of 18 Pages

5/7/2013	(1,100)	3.51
5/17/2013	(4,899)	4.1156
5/17/2013	37,000	3.99
5/24/2013	5,000	4.46
5/24/2013	(3,700)	4.4531
5/28/2013	(7,500)	4.5124
5/28/2013	(4,763)	4.7156
5/29/2013	(12,000)	4.8125
5/29/2013	(2,500)	4.8593
5/29/2013	(8,750)	4.8457
5/31/2013	4,500	5.0045
5/31/2013	1,500	4.9905
6/5/2013	14,955	4.8559
6/6/2013	1,500	4.9129
6/6/2013	6,750	4.924
6/7/2013	750	4.9898
6/10/2013	(2,865)	5.0901
6/13/2013	870	4.9299
6/13/2013	750	4.9296
6/13/2013	750	4.93
6/14/2013	(7,500)	4.7583
6/21/2013	(105,000)	4.5

Clinton Relational Opportunity Master Fund, L.P.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
4/26/2013	(5,000)	3.1563
4/26/2013	(8,500)	3.1571
4/29/2013	(36,800)	3.1929
4/29/2013	(3,200)	3.1871
4/30/2013	10,000	3.2797
5/1/2013	12,250	3.2716
5/1/2013	(12,250)	3.3775
5/6/2013	(750)	3.48
5/17/2013	(17,146)	4.1156
5/24/2013	8,750	4.46
5/24/2013	(6,475)	4.4531
5/28/2013	(17,500)	4.5124
5/28/2013	(8,000)	4.7156
5/29/2013	(21,000)	4.8125
5/29/2013	(2,500)	4.8593
5/29/2013	(8,750)	4.8457
5/31/2013	191,173	5.01
5/31/2013	12,000	5.0045
5/31/2013	4,000	4.9905
6/5/2013	37,877	4.8559
6/6/2013	4,000	4.9129
6/6/2013	18,000	4.924
6/7/2013	2,000	4.9898
6/10/2013	(7,643)	5.0901

CUSIP No. 961840105	SCHEDULE 13D/A	Page 18 of 18 Pages

6/13/2013	2,320	4.9299
6/13/2013	2,000	4.9296
6/13/2013	2,000	4.93
6/14/2013	(20,000)	4.7583
6/21/2013	(195,000)	4.5